
07004434

TATES
ANGE COMMISION
...gton, D.C. 20549

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RECEIVED
MAR 0 _ 2007
WASH, D.C.
152
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DELAER: Residential Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 Normandale Lake Blvd
Minneapolis, MN 55437

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh 952-857-6610

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
225 South Sixth Street, Suite 1400
Minneapolis, MN 55402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residential Funding Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Jeffrey A. Schuh
Chief Financial Officer



Notary Public


Maren E. Okrzynski
Notary Public - Minnesota
My Commission Expires 01/31/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

Residential Funding Securities, LLC

A wholly owned subsidiary of Residential Funding Company, LLC

Statement of Financial Condition
December 31, 2006
Filed Pursuant to 17a-5(e)(3) as a Public Document

Residential Funding Securities, LLC
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Managers and Member of
Residential Funding Securities, LLC
(a wholly owned subsidiary of Residential Funding Company, LLC)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Residential Funding Securities, LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This statement is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Residential Funding Company, LLC and, as disclosed in the financial statement, has extensive transactions and relationships with its Affiliates. The financial position of the Company is not indicative of that which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 26, 2007

Residential Funding Securities, LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 2,337,239
Cash segregated under federal regulations	1,000,000
Receivable from brokers and dealers	138,254,891
Receivable from customers	36,332,076
Receivable from Affiliates	100,000,000
Trading securities owned, at estimated fair value	953,275,798
Trading securities purchased under agreements to resell	201,648,592
Derivative financial instruments	2,287,676
Accrued interest receivable	5,965,650
Deposits with clearing organizations	767,119
Total assets	$ 1,441,869,041
Liabilities and Equity	
Liabilities	
Payable to brokers and dealers	$ 923,935
Payable to customers	453,723
Payable to Affiliates	106,847,027
Trading securities sold, not yet purchased, at estimated fair value	199,665,781
Trading securities sold under agreements to repurchase	930,471,000
Current taxes payable	718,707
Other liabilities	6,647,183
Total liabilities	1,245,727,356
Subordinated liabilities with Affiliates	100,000,000
Equity	
Member's interest, no par, 3,000 shares authorized, issued and outstanding	75,000
Additional paid-in capital	31,925,000
Retained earnings	64,141,685
Total equity	96,141,685
Total liabilities and equity	$ 1,441,869,041

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Residential Funding Securities, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Residential Funding Company, LLC ("RFC" or "Parent"). RFC is a wholly owned subsidiary of GMAC-RFC Holding Company, LLC, which is a wholly owned subsidiary of Residential Capital, LLC ("ResCap"), which is a wholly owned subsidiary of GMAC Mortgage Group, LLC, which is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"). On November 30, 2006, pursuant to a Purchase and Sale Agreement with General Motors Corporation ("GM") and its wholly owned subsidiaries, GMAC and GM Finance Company Holdings, Inc., FIM Holdings, LLC ("FIM") acquired 51% of the outstanding common membership interests of GMAC (the "Acquisition"), which represents a controlling interest in GMAC. Because the Company is an indirect wholly owned subsidiary of GMAC, the Acquisition also resulted in FIM acquiring indirect ownership and control of the Company. The Acquisition, however, did not result in any change in the direct ownership of the Company. RFC, GMAC-RFC Holding Company, LLC, ResCap, GMAC Mortgage Group, LLC, GMAC, GM and FIM and their affiliates are collectively referred to herein as "Affiliates."

The Company underwrites, distributes and provides capital market liquidity for mortgage-backed and mortgage-related asset-backed securities sold by Affiliates to both institutional investors and financial institutions. In addition, the Company regularly trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and institutional investors for the Company's account.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash funds in overnight investments, short-term commercial paper and other short-term investments.

Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Brokers and Dealers and Customers

Securities transactions are recorded on a trade date basis. The amounts receivable from and payable to brokers and dealers and institutional customers result from delivery-versus-payment transactions.

Trading Securities Owned and Sold, Not Yet Purchased

The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date and carried at estimated fair value with unrealized gains and losses recorded in the statement of operations. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market and discounted cash flow analyses.

Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

Trading securities purchased under agreements to resell and trading securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, plus accrued interest.

Income Taxes

Effective June 1, 2006, the Company converted to a limited liability company ("LLC") under the laws of the State of Delaware. Through November 2006, the Company is included in the consolidated federal and several unitary and/or combined state income tax returns of GM. RFS provides for its unitary and/or combined state filings pursuant to a tax sharing arrangement with GM. GM periodically settles these income tax liabilities or receivables. Any separate company state tax liabilities are accrued on a stand-alone basis.

Effective November 28, 2006, the Company became a multimember LLC taxed as a partnership and thus no longer subject to federal income tax. At this point, RFS ceased to be part of the GM federal consolidated group, and federal taxable income or loss is included in the members' federal income tax returns. However, RFS's provision for income tax includes state income taxes for certain states which impose income taxes upon non-corporate legal entities.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure, interest rate volatility and regulatory changes. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Risks and Uncertainties

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate nonperformance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Recently Issued Accounting Standards
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is elective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively. Management is assessing the potential impact of SFAS No. 157 on our financial condition and results of operations.

3. Receivable from and Payable to Brokers and Dealers

Amounts receivable from/payable to brokers and dealers at December 31, 2006, consist of the following:

	Receivable	Payable
Receivable from/payable to brokers and dealers	$ 125,855,949	$ -
Securities failed-to-deliver/receive	8,275,518	334,937
Underwriting fees receivable	1,880,695	-
Other	2,242,729	588,998
	$ 138,254,891	$ 923,935

4. Receivable from and Payable to Customers

Amounts receivable from/payable to customers at December 31, 2006, consist of the following:

	Receivable	Payable
Receivable from/payable to customers	$ 36,332,076	$ 358,192
Securities failed-to-deliver	-	95,531
	$ 36,332,076	$ 453,723

5. Trading Securities Owned and Sold, Not Yet Purchased

Trading securities owned and sold, not yet purchased, at estimated fair value are as follows:

	Owned	Sold, Not Yet Purchased
Agency mortgage-backed securities	$ 746,629,516	$ -
Private-label mortgage- and asset-backed securities	206,646,282	-
U.S. Treasury securities	-	(199,665,781)
	$ 953,275,798	$ (199,665,781)

6. Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

At December 31, 2006, the market value of trading securities purchased under agreements to resell was $199,665,781. The market value of trading securities sold under agreements to repurchase was $955,456,575.

Resell and repurchase agreements are collateralized by U.S. Treasury securities or various mortgage- and asset-backed securities. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2006, the Company had net capital of $42,427,960, which was $42,177,960 in excess of its required net capital of $250,000.

8. Affiliate Transactions

Amounts payable to Affiliates at December 31, 2006, relate to unsettled funds associated with intercompany borrowings and certain other transactions with Affiliates.

The Company has also entered into a loan agreement with RFC which provides RFC the ability to borrow funds from the Company on a limited short-term basis. All outstanding amounts pursuant to this loan agreement accrue interest at a floating rate per annum equal to the greater of the short-term commercial paper rate or the average cost of short-term funds to RFC. This loan agreement with RFC matured on March 25, 2006, and was automatically renewed for another year, per the agreement. On March 27, 2006 RFC borrowed $75,000,000 from the Company and made repayment in accordance with the terms of the loan agreement. On December 26, 2006, RFC borrowed $100,000,000 from the Company, which amount was outstanding as of December 31, 2006, at an interest rate 7.04%.

At December 31, 2006, the Company had $103,053,209 of borrowings outstanding from its Affiliates, including $100,000,000 of subordinated debt (Note 9). Outstanding borrowings, other than subordinated debt, accrue interest at a floating rate per annum equal to the average cost of RFC's short-term funds. At December 31, 2006, the interest rate was 7.04% and the weighted average interest rate during the year was 6.83%.

The Company routinely enters into security transactions with Affiliates. As of December 31, 2006, the Company had unsettled security purchases from an Affiliate, on a trade date basis, in the amount of $103,793,818.

During 2006, the Company underwrote approximately $13.5 billion of mortgage-backed and asset-backed securities issued by its Affiliates.

RFC provides the Company with all administrative and trading personnel, as well as various other administrative services, including equipment rental, data processing, maintenance and other corporate services. An Expense Sharing Agreement has been executed between the Company and RFC. As detailed in the agreement, expenses estimated to reflect all operating expenses related to the business of the Company are allocated by RFC to the Company. This agreement may be amended from time to time by a signed memorandum between the entities.

9. Subordinated Liabilities

At December 31, 2006, the Company has two subordinated debt agreements with RFC, totaling $100,000,000, which satisfy the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. These agreements were approved by NASD Regulation, Inc. and are therefore allowable in the Company's net capital computation. The first subordinated debt agreement was entered into during 2005, totaled $50,000,000 and matures on April 30, 2008. The second subordinated debt agreement, totaled $50,000,000, was scheduled to mature on April 30, 2006. The subordinated debt agreement was amended, with the approval of the NASD, to extend the maturity until April 30, 2009.

The Company's outstanding borrowings bear interest at rates based on its Affiliates' specified commercial paper rate. At December 31, 2006, the interest rate on borrowings was 7.04%, and the weighted average interest rate during the year was 6.83%. Because of the related party nature of this subordinated debt agreement, the Company is unable to determine the fair value of this financial instrument. Accordingly, the fair value of this subordinated debt agreement may differ from its carrying value.

10. Derivative Financial Instruments

The Company utilizes a variety of derivative and other financial instruments for trading purposes and to manage interest rate risk. Risks arise from the potential fluctuations of interest rates during the term of these contracts.

At December 31, 2006, the notional amount (which does not represent the amount at risk), the carrying amount and the fair market value of the Company's derivative financial instruments that are used for risk management purposes are summarized below. The Company does not apply hedge account to the derivatives.

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 462,000,000	$ 1,988,363	$ 1,988,363
Futures	299,000,000	299,313	299,313
			$ 2,287,676

END